Exhibit 4.13

Real Estate Property Purchase Agreement

Party A: Jiangxi Yueshang Investment Co., Ltd.

Unified Social Credit Code:

Legal Representative: Huang Baohua

Tel.:

Address: 1/F, Jianshe Building, No. 6, Ji’an South Avenue, Ji’an

Party B: Jiangxi Universe Pharmaceuticals Co., Ltd.

Social Unified Code:

Legal Representative: LAI Gang

Tel.:

Address: No. 265, Jingjiu Avenue, Jinggangshan Economic and Technological Development Zone, Ji’an, Jiangxi

According to the resolution of the Board of Directors of Ji’an Guangdong Chamber of Commerce on December 28, 2010 and the resolution of the sponsors of Jiangxi Yueshang Investment Co., Ltd. on May 6, 2011 (Resolution IV), some real estate is provided for internal subscription by members. After negotiation, both parties hereby enter into the Agreement:

Article 1: Party A develops “Yueshang Building” (tentative name) located at the junction of Jinggangshan Avenue and Ji’an South Avenue, which is tentatively scheduled to be delivered for use on June 1, 2020.

Article 2: Party B is a member of Ji’an Guangdong Chamber of Commerce, who is eligible to purchase the property of the Building and sign the Agreement only after written confirmation by Ji’an Guangdong Chamber of Commerce or provision of the payment certificate of membership fee.

Article 3: Property Purchased

Party B voluntarily orders “Yueshang Building” from Party A: 1. Apartment: F23; No.: 2309-2313 and 2315-2316, 2. Commercial office: F23; No.: 2301 and 2302, with an area of about 2749.30 square meters (including room building area and shared area between public parts and public premises, which shall be subject to the surveying and mapping area of the Housing Authority and Housing Department).

Article 4 Sales Price and Purchase Price

The unit price and total price of the above real estate are detailed as follows:

Floor	Selected property No.	Floor area (m2)	Unit price after discount (CNY/m2)	Total price after discount (CNY/m2)	Total price to be actually paid (CNY)
F23	2309-2313, 2315, 2316, 2301, 2310, 2310 and 2311	2749.30	CNY 11,640/m2	32001852.00	32000000.00

Total price of premise to be actually paid	CNY Thirty Two Million only

Jiangxi Yueshang Investment Corp. 1

The price is only the premise purchase price, excluding the interior decoration fees as well as taxes, fees and other taxes required for handling the property right certificate. According to the spirit of the Report of Ji’an Municipal People’s Government Office (JFBC [2015] No. 104), 70% of premises selected in the Agreement shall not be sold the outside. The property owners who hold the property right for the first time for no less than 5 years can transfer the property right among the members of the Chamber of Commerce (Association) without changing the property as the economic purpose of the headquarters and in line with the industrial development plan of Luling New Area, and the time for handling the property right certificate shall be subject to the time finally approved by the government department.

Article 5: Determination of Payment Method:

1. 50% in advance, i.e. CNY sixteen million only; 2. 20% in advance, i.e. RMB six million four hundred thousand only for the materials submitted for handling the property right certificate; 3. 30% of the balance payment of the delivered property right certificate, i.e. CNY nine million six hundred thousand only.

Article 6: Determination of Building Area and Premise Purchase Price:

If the construction area of the commercial residential building agreed in this Contract is inconsistent with that registered on the property ownership certificate issued by the Municipal Property Management Department, the construction area registered on the property ownership certificate by the Property Management Department shall prevail; The purchase price shall be recalculated according to the sales price agreed in this Contract and the construction area registered by the Property Management Department on the property ownership certificate, and refund for any over payment or a supplemental payment for any deficiency shall be conducted according to the facts.

Article 7: The unit price and total price of the property subscribed in the Agreement are only the purchase price, so the taxes and fees for handling the property ownership certificate and land certificate shall be borne by the Buyer. If the Buyer fails to obtain the property ownership certificate in time due to the registration authority or the Buyer, the Seller shall not bear any responsibility. If Party B purchases the premise by means of personal or corporate mortgage loan (installment), the amount and term of commercial bank loan applied by Party B shall be subject to the final approval of the bank.

Article 8: If Party B violates the following agreements, Party A has the right to ask Party B to pay 0.06% for the overdue payment to Party A as liquidated damages on a daily basis, or unilaterally terminate this subscription agreement and sell the property separately. However, the deposit paid by Party B will not be refunded, and the rest of the payment will be returned to Party B without interest:

(1)	Party B fails to pay in accordance with Article 5 of the Agreement.

Article 9: Party A shall send the premise delivery notice and other relevant notices related to the premise by registered mail or telephone according to the telephone contact information and mailing address provided by Party B under the Agreement and it shall be deemed that they have been delivered within 15 days from the date of sending. Besides, the property management fee shall be calculated from the second day of the deadline for delivery specified in the premise delivery notice. If Party B fails to notify Party A in writing of any change, the responsibility shall be borne by Party B.

Jiangxi Yueshang Investment Corp. 2

Article 10: Special Agreement

1. After signing the Internal Purchase Agreement, if the Buyer needs to change, the Buyer shall provide relevant proof of relationship with the Buyer (such as household register or marriage certificate) and obtain the consent of the Company. If the relevant proof of relationship cannot be provided, the Buyer shall pay a handling fee of CNY 5,000 to the Company each time before the change.

2. As for the position of the property purchased by Party B, Party B shall be provided with the relevant procedures (according to the property number of Party A) (Party B and Party A shall sign a supplementary contract to confirm the position range, area and delivery time of the property). Party A may sell or resell the property purchased by Party B on the premise of obtaining party B’s prior approval (in writing).

3. The contact information and address provided by Party B in this Purchase Agreement are the basis for Party A to contact Party B, and Party B shall ensure the accuracy of the information provided. If Party A fails to contact Party B with the contact information provided by Party B, any adverse consequences arising therefrom shall be borne by Party B.

4. Party A shall not sell the property in violation of this Agreement, otherwise, Party A shall compensate Party B for its losses in accordance with relevant national laws and regulations and pay party B the proceeds from the sale of the property and the relevant economic losses within three days.

Article 11 This Agreement is made in duplicate, one for each party. Each copy shall have equal legal effect. Other matters not mentioned in the Agreement shall be settled by the parties through negotiation.

Party A: Jiangxi Yueshang Investment Co., Ltd.	Party B: Jiangxi Universe Pharmaceuticals Co., Ltd.

Legal Representative: Huang Baohua (signature)	Entrusted Agent: Yang Lin (signature)

May 6, 2021	May 6, 2021

Jiangxi Yueshang Investment Corp. 3